Zodiac Exploration Inc.

TSX VENTURE: ZEX

April 5, 2013.

Zodiac Exploration Inc. Advises that it will be Presenting at the

Calgary Energy & Resource Investment Conference – April 5-6, 2013

CALGARY, ALBERTA – Zodiac Exploration Inc. ("Zodiac" or the "Company") (TSX VENTURE:ZEX) is pleased to announce that it will be participating in the Calgary Energy & Resource Investment Conference, to be held on April 5-6, 2013 at the Calgary Telus Convention Centre. Mr. Peter Haverson, President and CEO will be presenting at 11.30 AM (MST) on Saturday, April 6, 2013.

As a result of its participation at the conference, Zodiac will be providing an updated Investor Presentation that will be available on the Company’s website at www.zodiacexploration.ca on or about Friday April 5, 2013.

About Zodiac

Zodiac is a Calgary based company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California, USA. Zodiac has an accumulated land base of approximately 78,000 net acres in Kings and Kern Counties, California. Zodiac believes that its acreage position contains unconventional (low permeability) as well as conventional light oil prospects.

For further information please contact:

Zodiac Exploration Inc.

Peter Haverson	John Newman
President & CEO	Chief Financial Officer
(403) 450-7896	(403) 444-7850
peter@zodiacexploration.ca	john@zodiacexploration.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.